EXHIBIT 99.2

SNDL Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and performance of SNDL Inc. (“SNDL” or the “Company”) for the three and six months ended June 30, 2024 is dated August 1, 2024. This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements and the notes thereto for the three and six months ended June 30, 2024 (the “Interim Financial Statements”) and the audited consolidated financial statements and notes thereto for the year ended December 31, 2023 (the “Audited Financial Statements”) and the risks identified in the Company’s Annual Information Form for the year ended December 31, 2023 (the “AIF”) and elsewhere in this MD&A. This MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations and is presented in thousands of Canadian dollars, except where otherwise indicated.

MD&A – Table of Contents

COMPANY OVERVIEW

SNDL operates under four reportable segments:

•
Liquor retail sales of wines, beers and spirits;
•
Cannabis retail sales of cannabis products and accessories through corporate-owned and franchised cannabis retail operations;
•
Cannabis operations as a licensed producer that grows cannabis using indoor facilities and manufactures cannabis products, providing proprietary cannabis processing services; and
•
Investments targeting the cannabis industry.

The principal activities of the Company are the retailing of wines, beers and spirits under the Wine and Beyond, Ace Liquor and Liquor Depot retail banners; the operation and support of corporate-owned and franchise retail cannabis stores in certain Canadian jurisdictions where the private sale of recreational cannabis is permitted, under the Value Buds, Spiritleaf, Superette and Firesale retail banners; the manufacturing of cannabis products providing proprietary cannabis processing services, the production, distribution and sale of cannabis domestically and for export pursuant to the Cannabis Act (Canada) (the “Cannabis Act”) through a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Vacay, Spiritleaf Selects, Palmetto, Value Buds, Versus, Bonjak, Namaste, Re-up and Grasslands; and, the provision of financial services through the deployment of capital to direct and indirect investments and partnerships throughout the cannabis industry.

The Company produces and markets cannabis products for the Canadian adult-use market and for the international medicinal market. SNDL’s operations cultivate cannabis using approximately 380,000 square feet of total space in Atholville, New Brunswick. SNDL’s extraction and manufacturing operations include approximately 84,506 square feet of total space in British Columbia and approximately 25,500 square feet of total space in Ontario. The Company has a distribution network that covers 98% of the national adult-use cannabis market.

SNDL and its subsidiaries operate solely in Canada. Through its joint venture, SunStream Bancorp Inc. (“SunStream”), the Company provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. The current investment portfolio of SunStream is comprised of secured debt, hybrid debt and derivative instruments issued by United States based cannabis businesses. The Company also makes strategic portfolio investments in debt and equity securities.

The Company also owns approximately 65% of Nova Cannabis Inc. (“Nova”), whose principal activities are related to the retail sale of cannabis.

SNDL was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. The Company’s common shares are listed under the symbol “SNDL” on the Nasdaq Capital Market.

SNDL is headquartered in Calgary, Alberta, with operations in Edmonton, Alberta, Kelowna, British Columbia, Bolton, Ontario, Toronto, Ontario and Atholville, New Brunswick, and corporate-owned and franchised retail liquor and cannabis stores in five provinces across Canada.

SNDL’s overall strategy is to build sustainable, long-term shareholder value by improving liquidity and cost of capital while optimizing the capacity and capabilities of its production facilities in the creation of a consumer-centric brand and product portfolio. SNDL’s retail operations will continue to build a Canadian retail liquor brand and a network of retail cannabis stores across Canadian jurisdictions where the private distribution of cannabis is legal. SNDL’s investment operations seek to deploy capital through direct and indirect investments and partnerships throughout the cannabis industry.

RECENT DEVELOPMENTS

Overheads restructuring project and operational adjustments

On July 16, 2024, the Company announced a restructuring project aimed at reducing corporate overheads and improving the efficiency of its organizational structure to position the Company for future growth (the “Restructuring Project”). The Restructuring Project is expected to deliver over $20 million in annualized cost savings driven primarily by the optimization of corporate overhead spending, including the reduction in 106 full-time employees. The Restructuring Project will require a one-time investment of $11 million over the next 18 months.

As part of these operational adjustments, the Company is consolidating its cannabis segments into a single unit under the leadership of Tyler Robson. This consolidation is intended to enhance efficiency, improve alignment and improve process speed within the Company’s vertical model. The Company expects to achieve most of the anticipated annualized savings by mid-2025, while starting to capture some of the opportunities as early as Q3 2024.

Indiva

On July 5, 2024, the Company announced that it had entered into a purchase agreement (the “Bid Agreement”) with Indiva Limited (“Indiva”) and its direct and indirect subsidiaries (collectively with Indiva, the “Indiva Group”), pursuant to which the Company offered to purchase all of the issued and outstanding shares of Indiva and the business and assets of the Indiva Group (collectively, the “Indiva Assets”) for consideration comprising of a credit bid of all of the indebtedness of the Indiva Group owing to the Company, the retention of certain liabilities of the Indiva Group, and cash payments sufficient to repay certain priority indebtedness of the Indiva Group and costs associated with the Indiva Group’s proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA Proceedings”).

The Bid Agreement was entered into in the context of the CCAA Proceedings, as part of a sales process where the Indiva Assets will be marketed to prospective purchasers (the “Sale Process”) by PricewaterhouseCoopers Inc., the monitor in the CCAA Proceedings (the “Monitor”) and, accordingly, is subject to approval by the court overseeing the CCAA Proceedings and to potential alternative bids submitted pursuant to the Sale Process.

Based on a report of the Monitor, dated July 4, 2024, issued in the CCAA Proceedings, the Monitor estimated the value of the credit bid and cash consideration payable by the Company under the Bid Agreement to be in the range of approximately $25 million to $28 million. The Company is the stalking horse bidder in the Sale Process, such that the Bid Agreement will set the “floor”, or minimum acceptable bid, for other bidders and will be deemed accepted if there are no other bids submitted. If the Monitor determines that there is another bid that offers superior terms to the Bid Agreement, the Company will also have the opportunity to participate in an auction process for the Indiva Assets. The Sale Process is currently expected to conclude by September 30, 2024.

Delta 9

On July 5, 2024, the Company announced that it had completed the acquisition (the “Debt Acquisition”) of the principal indebtedness (the “Purchased Indebtedness”) of Delta-9 Cannabis Inc. (“Delta 9”) from Connect First and Servus Credit Union Ltd. for a purchase price of $28.1 million pursuant to a purchase and sale of indebtedness agreement dated July 5, 2024.

As a result of the Debt Acquisition, the Company has become Delta 9’s senior secured creditor with a first priority security interest in all of the assets of Delta 9 and certain Delta 9 subsidiaries. As of July 5, 2024, the Purchased Indebtedness increased Delta 9’s total indebtedness owing to the Company to $40.7 million.

Lightbox acquisition and assignment

On March 28, 2023, the Company announced that it had entered into an agreement with Lightbox Enterprises Ltd. (“Lightbox”) pursuant to which, in connection with Lightbox’s proceedings under the Companies’ Creditors Arrangement Act (Canada), the Company (or its designee) would acquire the assets comprising four cannabis retail stores operating under the Dutch Love cannabis retail banner (the “Lightbox Transaction”). The Lightbox Transaction consideration was comprised of (i) approximately $1.7 million in cash, (ii) the cancellation of approximately $3.0 million of debt owing by Lightbox to the Company, and (iii) the issuance of 1.1 million SNDL common shares valued at $3.7 million.

On April 1, 2024, the Company announced that it had agreed to assign its rights to own or operate the four cannabis retail stores to Nova. On May 8, 2024, the Company completed the Lightbox Transaction and the assignment of its rights to own or operate the four cannabis retail stores to Nova.

OTHER DEVELOPMENTS

share repurchase program

On November 13, 2023, the Company announced that the board of directors of the Company (the “Board”) approved a renewal of the share repurchase program upon its expiry on November 20, 2023. The share repurchase program authorizes the Company to repurchase up to $100 million of its outstanding common shares through open market purchases at prevailing market prices. SNDL may purchase up to a maximum of approximately 13.1 million common shares under the share repurchase program, representing approximately 5% of the issued and outstanding common shares as at the date of announcement, and will expire on November 20, 2024. The share repurchase program does not require the Company to purchase any minimum number of common shares and repurchases may be suspended or terminated at any time at the Company’s discretion. The actual number of common shares which may be purchased pursuant to the share repurchase program and the timing of any purchases will be determined by SNDL’s management and the Board. All common shares purchased pursuant to the share repurchase program will be returned to treasury for cancellation.

The Company did not repurchase any common shares for cancellation during the period. Refer to “Liquidity and Capital Resources – Equity” below for further details regarding common shares purchased and cancelled.

FINANCIAL HIGHLIGHTS

The following table summarizes selected financial information of the Company for the periods noted.

($000s, except per share amounts)	Q2 2024	Q2 2023	Change	% Change
Financial Results
Net revenue	228,127	231,916	(3,789)	-2%
Cost of sales	169,963	179,983	(10,020)	-6%
Gross profit	58,164	51,933	6,231	12%
Gross profit % (1)	25%	22%		3%
Operating income (loss)	(4,834)	(29,566)	24,732	84%
Adjusted operating income (loss) (2)	(4,613)	(25,524)	20,911	82%
Net loss from continuing operations attributable to owners of the Company	(5,772)	(29,350)	23,578	80%
Per share, basic and diluted	(0.02)	(0.11)	0.09	82%
Net loss from discontinued operations attributable to owners of the Company	—	(3,170)	3,170	-100%
Per share, basic and diluted	—	(0.01)	0.01	-100%
Net loss attributable to owners of the Company	(5,772)	(32,520)	26,748	82%
Per share, basic and diluted	(0.02)	(0.12)	0.10	83%
Change in cash and cash equivalents	(6,020)	(27,798)	21,778	78%
Free cash flow (1)	(5,601)	(18,480)	12,879	70%

Statement of Financial Position
Cash and cash equivalents	182,934	185,455	(2,521)	-1%
Inventory	132,912	160,407	(27,495)	-17%
Property, plant and equipment	132,362	181,841	(49,479)	-27%
Total assets	1,474,055	1,571,775	(97,720)	-6%
(1)
Gross profit % is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted.
(2)
Adjusted operating income (loss) and free cash flow are specified financial measures that do not have standardized meanings prescribed by International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures” section of this MD&A for further information.

CONSOLIDATED RESULTS

General and administrative

	Three months ended June 30		Six months ended June 30
($000s)	2024	2023	2024	2023
Salaries and wages	29,693	29,705	59,614	58,568
Consulting fees	1,604	999	2,535	1,746
Office and general	12,173	13,681	23,162	26,507
Professional fees	2,040	2,536	3,542	5,691
Merchant processing fees	1,739	1,609	3,149	2,880
Director fees	243	134	362	265
Other	544	4,063	367	5,643
	48,036	52,727	92,731	101,300

General and administrative expenses for the three months ended June 30, 2024 were $48.0 million compared to $52.7 million for the three months ended June 30, 2023. The decrease of $4.7 million was mainly due to decreases in office and general and other expenses.

General and administrative expenses for the six months ended June 30, 2024 were $92.7 million compared to $101.3 million for the six months ended June 30, 2023. The decrease of $8.6 million was mainly due to decreases in office and general, professional fees and other expenses which were mainly comprised of decreases in expected credit losses.

Share-based compensation

	Three months ended June 30		Six months ended June 30
($000s)	2024	2023	2024	2023
Equity-settled expense
Simple warrants	—	2	—	(335)
Stock options	1	3	1	(2)
Restricted share units	4,310	3,485	6,751	6,109
Cash-settled expense
Deferred share units	572	403	2,974	330
	4,883	3,893	9,726	6,102

Share-based compensation expense includes the expense related to the Company’s issuance of simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”) to employees, directors, and others at the discretion of the Board. DSUs are accounted for as a liability instrument and measured at fair value based on the market value of the Company’s common shares at each period end. Share-based compensation also includes the expense related to Nova’s issuance of RSUs and DSUs.

Share-based compensation expense for the three months ended June 30, 2024 was $4.9 million compared to $3.9 million for the three months ended June 30, 2023. The increase of $1.0 million was due to an increase in RSU expense and a minor increase in DSU expense. The increase in RSU expense was due to the issuance of new RSUs, partially offset by the vesting of RSUs granted in prior years. The increase in DSU expense was caused by the change in fair value. Both the current and comparative periods experienced a decrease in fair value resulting from a decrease in the Company’s share price, however, the current period decrease was less than the comparative period.

Share-based compensation expense for the six months ended June 30, 2024 was $9.7 million compared to $6.1 million for the six months ended June 30, 2023. The increase of $3.6 million was due to an increase in DSU expense and a minor increase in RSU expense. The increase in DSU expense was caused by the change in fair value. The current period had an increase in fair value resulting from an increase in the Company’s share price compared to the prior period decrease in fair value resulting from a decrease in the Company’s share price.

Finance costs

	Three months ended June 30		Six months ended June 30
($000s)	2024	2023	2024	2023
Cash finance expense
Other finance costs	(2)	17	93	45
	(2)	17	93	45
Non-cash finance expense
Change in fair value of investments at fair value through profit or loss	575	257	575	3,625
Accretion on lease liabilities	1,933	2,293	3,887	4,239
Financial guarantee liability recovery	8	—	(19)	(139)
Other	(167)	106	(368)	296
	2,349	2,656	4,075	8,021
Interest income	(190)	(215)	(386)	(435)
	2,157	2,458	3,782	7,631

Finance costs include accretion expense related to lease liabilities, finance income related to net investment in subleases, change in fair value of investments at fair value through profit or loss (“FVTPL”) and certain other expenses.

Finance costs for the three months ended June 30, 2024 were $2.2 million compared to $2.5 million for the three months ended June 30, 2023. The decrease of $0.3 million was due to a decrease in accretion on lease liabilities and other costs, partially offset by an increase in the change in fair value of investments at FVTPL.

Finance costs for the six months ended June 30, 2024 were $3.8 million compared to $7.6 million for the six months ended June 30, 2023. The decrease of $3.8 million was due to the comparative period change in fair value of investments at FVTPL, caused by a decrease in the value of the Superette promissory note.

Change in estimate of fair value of derivative warrants

	Three months ended June 30		Six months ended June 30
($000s)	2024	2023	2024	2023
Change in estimate of fair value of derivative warrants	(1,800)	(2,240)	(500)	(7,042)

Change in estimate of fair value of derivative warrants for the three months ended June 30, 2024 was a recovery of $1.8 million compared to a recovery of $2.2 million for the three months ended June 30, 2023. The recovery in the current period relates to a decrease in fair value, mainly due to a decrease in the Company’s share price from US$2.01 on March 31, 2024, to US$1.90 on June 30, 2024. The recovery in the prior period relates to a decrease in fair value, mainly due to a decrease in the Company’s share price from US$1.60 on March 31, 2023, to US$1.37 on June 30, 2023.

Change in estimate of fair value of derivative warrants for the six months ended June 30, 2024 was a recovery of $0.5 million compared to a recovery of $7.0 million for the six months ended June 30, 2023. The recovery in the current period relates to a decrease in fair value, mainly due to the approaching expiry date of most of the derivative warrants in the third quarter. The recovery in the prior period relates to a decrease in fair value, mainly due to a decrease in the Company’s share price from US$2.09 on December 31, 2022, to US$1.37 on June 30, 2023.

Operating income (loss)

	Three months ended June 30		Six months ended June 30
($000s)	2024	2023	2024	2023
Operating income (loss)	(4,834)	(29,566)	(9,211)	(61,770)

Operating loss for the three months ended June 30, 2024 was $4.8 million compared to $29.6 million for the three months ended June 30, 2023. The increase of $24.8 million was due to increases in gross profit ($6.2 million), investment income ($3.8 million) and share of profit of equity-accounted investees ($6.2 million), decreased general and administrative expenses ($4.7 million) and restructuring costs ($3.8 million).

Operating loss for the six months ended June 30, 2024 was $9.2 million compared to $61.8 million for the six months ended June 30, 2023. The increase of $52.6 million was due to increases in gross profit ($24.1 million), investment income ($8.8 million) and share of profit of equity-accounted investees ($5.8 million), decreased general and administrative expenses ($8.6 million), depreciation and amortization ($2.2 million) and restructuring costs ($5.4 million), partially offset by increased share-based compensation expense ($3.6 million).

Net loss from continuing operations

	Three months ended June 30		Six months ended June 30
($000s)	2024	2023	2024	2023
Net loss from continuing operations	(4,967)	(29,988)	(9,619)	(64,766)

Net loss from continuing operations for the three months ended June 30, 2024 was $5.0 million compared to $30.0 million for the three months ended June 30, 2023. The decrease in net loss from continuing operations of $25.0 million was largely due to increases in gross profit ($6.2 million), investment income ($3.8 million) and share of profit of equity-accounted investees ($6.2 million), decreased general and administrative expenses ($4.7 million) and restructuring costs ($3.8 million).

Net loss from continuing operations for the six months ended June 30, 2024 was $9.6 million compared to $64.8 million for the six months ended June 30, 2023. The decrease in net loss from continuing operations of $55.2 million was largely due to increases in gross profit ($24.1 million), investment income ($8.8 million) and share of profit of equity-accounted investees ($5.8 million), decreased general and administrative expenses ($8.6 million), depreciation and amortization ($2.2 million), restructuring costs ($5.4 million) and a deferred income tax recovery ($4.3 million), partially offset by increased share-based compensation expense ($3.6 million).

OPERATING SEGMENTS

The Company’s reportable segments are organized by business line and are comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments.

Liquor retail includes the sale of wines, beers and spirits through wholly owned liquor stores. Cannabis retail includes the private sale of recreational cannabis through wholly owned and franchise retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use and medical markets domestically and for export, and providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments (1)	Corporate	Total
As at June 30, 2024
Total assets	308,295	212,046	201,648	732,094	19,972	1,474,055
Six months ended June 30, 2024
Net revenue (2)	256,614	147,375	47,371	—	(25,483)	425,877
Gross profit	64,519	37,627	6,418	—	—	108,564
Operating income (loss)	10,661	2,860	(1,025)	21,535	(43,242)	(9,211)
Adjusted operating income (loss) (3)	10,661	2,860	(770)	21,535	(43,365)	(9,079)
Three months ended June 30, 2024
Net revenue (2)	140,560	76,069	24,976	—	(13,478)	228,127
Gross profit	35,713	19,268	3,183	—	—	58,164
Operating income (loss)	8,481	3,902	(1,916)	8,456	(23,757)	(4,834)
Adjusted operating income (loss) (3)	8,481	3,902	(1,916)	8,456	(23,536)	(4,613)
(1)
Total assets include cash and cash equivalents.
(2)
The Company has eliminated $25.5 million for the six months ended June 30, 2024 and $13.5 million for the three months ended June 30, 2024 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized. The elimination was recorded in the Corporate segment.

(3)
Adjusted operating income (loss) is a specified financial measure that does not have standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures” section of this MD&A for further information.

($000s)	Liquor Retail	Cannabis Retail (1)	Cannabis Operations (2)	Investments (3)	Corporate	Total
As at December 31, 2023
Total assets	320,239	206,988	208,295	717,751	19,891	1,473,164
Six months ended June 30, 2023
Net revenue (4)	267,601	139,289	40,073	—	(24,002)	422,961
Gross profit	61,627	33,599	(10,752)	—	—	84,474
Operating income (loss)	6,257	2,257	(33,038)	7,077	(44,323)	(61,770)
Adjusted operating income (loss) (5)	6,257	2,257	(30,860)	7,077	(40,116)	(55,385)
Three months ended June 30, 2023
Net revenue (4)	151,690	71,881	20,940	—	(12,595)	231,916
Gross profit	35,360	17,780	(1,207)	—	—	51,933
Operating income (loss)	8,207	2,335	(14,206)	(1,660)	(24,242)	(29,566)
Adjusted operating income (loss) (5)	8,207	2,335	(12,924)	(1,660)	(21,482)	(25,524)
(1)
Cannabis retail includes the operations of Superette Inc. (“Superette”) for the period February 8, 2023 to June 30, 2023.
(2)
Cannabis operations include the operations of The Valens Company Inc. (“Valens”) for the period January 18, 2023 to June 30, 2023.
(3)
Total assets include cash and cash equivalents.
(4)
The Company has eliminated $24.0 million for the six months ended June 30, 2023 and $12.6 million for the three months ended June 30, 2023 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized. The elimination was recorded in the Corporate segment.
(5)
Adjusted operating income (loss) is a specified financial measure that does not have standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures” section of this MD&A for further information.

LIQUOR RETAIL SEGMENT RESULTS

Operating income (loss)

	Three months ended June 30		Six months ended June 30
($000s)	2024	2023	2024	2023
Net revenue	140,560	151,690	256,614	267,601
Cost of sales	104,847	116,330	192,095	205,974
Gross profit	35,713	35,360	64,519	61,627
Gross profit % (1)	25.4%	23.3%	25.1%	23.0%

General and administrative	17,901	17,311	35,986	34,357
Sales and marketing	797	1,681	1,290	2,492
Depreciation and amortization	8,395	8,161	17,368	18,507
Asset impairment	92	—	(833)	—
Loss on disposition of assets	47	—	47	14
Operating income (loss)	8,481	8,207	10,661	6,257
(1)
Gross profit % is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted.

Net revenue for the three months ended June 30, 2024 was $140.6 million compared to $151.7 million for the three months ended June 30, 2023. The decrease of $11.1 million was due to a reduction in overall customer traffic and changing consumer preferences.

Net revenue for the six months ended June 30, 2024 was $256.6 million compared to $267.6 million for the six months ended June 30, 2023. The decrease of $11.0 million was due to a reduction in overall customer traffic and changing consumer preferences.

Cost of sales for liquor retail operations is comprised of the cost of wine, beer and spirits. Cost of sales for the three months ended June 30, 2024 was $104.8 million compared to $116.3 million for the three months ended June 30, 2023.

The decrease of $11.5 million was due to a decrease in sales and decreases in average item costs, shifting consumer purchases from lower to higher margin item categories and further optimization of the Company’s preferred label offerings.

Cost of sales for the six months ended June 30, 2024 was $192.1 million compared to $206.0 million for the six months ended June 30, 2023. The decrease of $13.9 million was due to decreases in sales, further optimization of the Company’s preferred label offerings and procurement productivity.

Gross profit for the three months ended June 30, 2024 was $35.7 million (25.4%) compared to $35.4 million (23.3%) for the three months ended June 30, 2023. The increase of $0.3 million was partly due to the introduction of new proprietary licensing arrangements and the factors contributing to the reduction to cost of sales noted above, partially offset by a reduction in net revenue.

Gross profit for the six months ended June 30, 2024 was $64.5 million (25.1%) compared to $61.6 million (23.0%) for the six months ended June 30, 2023. The increase of $2.9 million was due to the introduction of new proprietary licensing arrangements and the factors contributing to the reduction to cost of sales noted above, partially offset by a reduction in net revenue.

At August 1, 2024, the Ace Liquor store count was 135, the Liquor Depot store count was 20 and the Wine and Beyond store count was 13.

CANNABIS RETAIL SEGMENT RESULTS

Operating income (loss)

	Three months ended June 30		Six months ended June 30
($000s)	2024	2023	2024	2023 (1)
Net revenue	76,069	71,881	147,375	139,289
Cost of sales	56,801	54,101	109,748	105,690
Gross profit	19,268	17,780	37,627	33,599
Gross profit % (2)	25.3%	24.7%	25.5%	24.1%

Interest and fee revenue	—	58	—	58

General and administrative	11,409	11,164	24,029	23,131
Sales and marketing	172	500	698	726
Depreciation and amortization	3,830	3,361	7,557	7,051
Share-based compensation	1	15	1	4
Asset impairment	(498)	458	2,030	458
Loss on disposition of assets	452	5	452	30
Operating income (loss)	3,902	2,335	2,860	2,257
(1)
Cannabis retail results include the operations of Superette from February 8, 2023 to June 30, 2023.
(2)
Gross profit % is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted.

Net revenue for the three months ended June 30, 2024 was $76.1 million compared to $71.9 million for the three months ended June 30, 2023. The increase of $4.2 million is mainly attributable to an increase in corporate store sales, an increase in the number of stores and proprietary licensing arrangements. Corporate store sales increased partly as a result of newly opened and acquired stores and the increase in proprietary licensing arrangements was due to a new variable services agreement.

Net revenue for the six months ended June 30, 2024 was $147.4 million compared to $139.3 million for the six months ended June 30, 2023. The increase of $8.1 million is mainly attributable to an increase in corporate store sales, an increase in the number of stores and proprietary licensing arrangements. Corporate store sales increased partly as a result of newly opened and acquired stores and the increase in proprietary licensing arrangements was due to a new variable services agreement.

Cost of sales for the three months ended June 30, 2024 was $56.8 million compared to $54.1 million for the three months ended June 30, 2023. The increase of $2.7 million was due to an increase in corporate store sales.

Cost of sales for the six months ended June 30, 2024 was $109.7 million compared to $105.7 million for the six months ended June 30, 2023. The increase of $4.0 million was due to an increase in corporate store sales.

Gross profit for the three months ended June 30, 2024 was $19.3 million (25.3%) compared to $17.8 million (24.7%) for the three months ended June 30, 2023. The increase of $1.5 million was due to proprietary licensing arrangements which do not have an associated cost of sales, increased corporate store sales and shifting consumer purchases from lower to higher margin item categories.

Gross profit for the six months ended June 30, 2024 was $37.6 million (25.5%) compared to $33.6 million (24.1%) for the six months ended June 30, 2023. The increase of $4.0 million was due to proprietary licensing arrangements which do not have an associated cost of sales, increased corporate store sales and shifting consumer purchases from lower to higher margin item categories.

At August 1, 2024, the Spiritleaf store count was 82 (20 corporate stores and 62 franchise stores), the Superette store count was 4 corporate stores, the Firesale store count was 1 corporate store and the Value Buds store count was 100 corporate stores. The Company owns approximately 65% of Nova.

CANNABIS OPERATIONS SEGMENT RESULTS

Operating income (loss)

	Three months ended June 30		Six months ended June 30
($000s)	2024	2023	2024	2023 (1)
Net revenue	24,976	20,940	47,371	40,073
Cost of sales	21,793	22,147	40,953	50,825
Gross profit	3,183	(1,207)	6,418	(10,752)
Gross profit % (2)	12.7%	-5.8%	13.5%	-26.8%

Gain (loss) on marketable securities	—	(214)	—	(497)
		—
General and administrative	1,373	8,000	1,467	13,380
Sales and marketing	1,942	1,550	3,031	2,847
Research and development	109	31	146	171
Depreciation and amortization	521	650	1,259	1,796
Restructuring costs	—	1,282	255	1,371
Asset impairment	1,325	1,200	1,378	2,007
(Gain) loss on disposition of assets	(171)	72	(93)	217
Operating income (loss)	(1,916)	(14,206)	(1,025)	(33,038)
(1)
Cannabis operations include the operations of Valens for the period January 18, 2023 to June 30, 2023.
(2)
Gross profit % is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted.

The Company’s revenue comprises bulk and packaged sales under the Cannabis Act pursuant to its supply agreements with Canadian provincial boards, other licensed producers and international exports, proprietary extraction services, white label product formulation and manufacturing, the sale of bulk winterized oil and distillate, toll processing and co-packaging services and analytical testing.

Net revenue for the three months ended June 30, 2024 was $25.0 million compared to $20.9 million for the three months ended June 30, 2023. The increase of $4.1 million was mainly due to increased wholesale and international sales.

Net revenue for the six months ended June 30, 2024 was $47.4 million compared to $40.1 million for the six months ended June 30, 2023. The increase of $7.3 million was mainly due to increased wholesale and international sales, partially offset by a minor decrease in provincial board sales.

Cost of sales for the three months ended June 30, 2024 were $21.8 million compared to $22.1 million for the three months ended June 30, 2023. The decrease of $0.3 million was mainly due to a decrease in inventory impairment and obsolescence of $3.2 million, partially offset by an increase in costs associated with higher sales volumes.

Cost of sales for the six months ended June 30, 2024 were $41.0 million compared to $50.8 million for the six months ended June 30, 2023. The decrease of $9.8 million was mainly due to a decrease in inventory impairment and obsolescence of $10.8 million.

Gross profit for the three months ended June 30, 2024 was $3.2 million (12.7%) compared to negative $1.2 (-5.8%) million for the three months ended June 30, 2023. The increase of $4.4 million was due to the increase in net revenue, decrease in inventory impairment and obsolescence and increased production efficiencies.

Gross profit for the six months ended June 30, 2024 was $6.4 million (13.5%) compared to negative $10.8 million (-26.8%) for the six months ended June 30, 2023. The increase of $17.2 million was due to the increase in net revenue, decrease in inventory impairment and obsolescence and increased production efficiencies.

The decrease in general and administrative expenses for the three and six months ended June 30, 2024 was due to the reversal of expected credit losses in the current period and a decrease in costs from the closure of the Olds facility.

INVESTMENTS SEGMENT RESULTS

Operating income (loss)

	Three months ended June 30		Six months ended June 30
($000s)	2024	2023	2024	2023
Investment income (loss)	3,204	(620)	7,240	(1,295)
Share of profit (loss) of equity-accounted investees	5,252	(936)	14,400	8,580

General and administrative	—	104	105	208
Operating income (loss)	8,456	(1,660)	21,535	7,077

Investment income for the three months ended June 30, 2024 was $3.2 million compared to a loss of $0.6 million for the three months ended June 30, 2023. The increase of $3.8 million was mainly due to a decrease in loss on marketable securities. The Company disposed of the majority of its marketable securities in the prior year resulting in a minor loss in the current period.

Investment income for the six months ended June 30, 2024 was $7.2 million compared to a loss of $1.3 million for the six months ended June 30, 2023. The increase of $8.5 million was mainly due to a decrease in loss on marketable securities. The Company disposed of the majority of its marketable securities in the prior year resulting in a minor loss in the current period.

Share of profit of equity-accounted investees is comprised of the Company’s share of the net profit generated from its investments in SunStream. The current investment portfolio of SunStream is comprised of secured debt, hybrid debt and derivative instruments issued by United States based cannabis businesses.

Share of profit of equity-accounted investees for the three months ended June 30, 2024 was $5.3 million compared to a loss of $0.9 million for the three months ended June 30, 2023. The increase of $6.2 million was due to accounting fair value adjustments to the investments.

Share of profit of equity-accounted investees for the six months ended June 30, 2024 was $14.4 million compared to $8.6 million for the six months ended June 30, 2023. The increase of $5.8 million was due to accounting fair value adjustments to the investments.

SELECTED QUARTERLY INFORMATION

The following table summarizes selected consolidated operating and financial information of the Company for the preceding eight quarters.

	2024		2023				2022
($000s, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net revenue	228,127	197,750	248,450	237,595	231,916	191,045	240,405	230,500
Gross profit	58,164	50,400	57,336	48,605	51,933	32,541	43,568	50,309
Investment (loss) income	3,204	4,036	3,400	3,416	(599)	(958)	(879)	(1,201)
Net loss from continuing operations attributable to owners of the Company	(5,772)	(2,554)	(82,788)	(21,784)	(29,350)	(34,203)	(125,801)	(98,108)
Per share, basic and diluted	(0.02)	(0.01)	(0.32)	(0.08)	(0.11)	(0.13)	(0.53)	(0.41)
Net loss attributable to owners of the Company	(5,772)	(2,554)	(82,788)	(21,784)	(32,520)	(35,568)	(125,801)	(98,108)
Per share, basic and diluted	(0.02)	(0.01)	(0.32)	(0.08)	(0.12)	(0.14)	(0.53)	(0.41)

During the eight most recent quarters the following items have had a significant impact on the Company’s financial results and results of operations:

•
Implementing several streamlining and efficiency initiatives which included workforce optimizations;
•
Entering into and acquiring several cannabis-related investments;
•
Disposing of marketable securities;
•
Price discounts and provisions for product returns;
•
Impairment of property, plant and equipment;
•
Provisions for inventory obsolescence and impairment;
•
Investments in SunStream;
•
Acquisitions of Alcanna Inc. (“Alcanna”) (inclusive of its ownership interest in Nova), Zenabis Ltd., Valens and Superette;
•
Impairment of goodwill and intangible assets from the Inner Spirit and Alcanna acquisitions;
•
Impairment of goodwill from the Valens acquisition; and
•
Impairment of the Olds facility due to the consolidation of all cultivation activities to the Atholville facility.

LIQUIDITY AND CAPITAL RESOURCES

($000s)	June 30, 2024	December 31, 2023
Cash and cash equivalents	182,934	195,041

Capital resources are financing resources available to the Company and are defined as the Company’s debt and equity. The Company manages its capital resources with the objective of maximizing shareholder value and sustaining future development of the business. The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support the Company’s activities. The Company may adjust capital spending, issue new equity or issue new debt, subject to the availability of such debt or equity financing on commercial terms.

The Company’s primary need for liquidity is to fund investment opportunities, capital expenditures, working capital requirements and for general corporate purposes. The Company’s primary source of liquidity historically has been from funds received from the proceeds of common share issuances and debt financing. The Company’s ability to fund operations and investments and make planned capital expenditures depends on future operating performance and cash flows, as well as the availability of future financing–all of which is subject to prevailing economic conditions and financial, business and other factors.

Management believes its current capital resources will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses and future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

Debt

As at June 30, 2024, the Company had no outstanding bank debt or other debt.

Equity

As at June 30, 2024, the Company had the following share capital instruments outstanding:

(000s)	June 30, 2024	December 31, 2023
Common shares	264,285	262,776
Common share purchase warrants (1)	118	309
Simple warrants (2)	58	67
Performance warrants (3)	54	54
Stock options (4)	681	854
Restricted share units	13,493	8,630
Derivative warrants (5)	9,883	9,933
(1)
0.1 million warrants were exercisable as at June 30, 2024.
(2)
0.1 million simple warrants were exercisable as at June 30, 2024.
(3)
43.7 thousand performance warrants were exercisable as at June 30, 2024.
(4)
0.7 million stock options were exercisable as at June 30, 2024.
(5)
9.9 million derivative warrants were exercisable as at June 30, 2024.

Common shares were issued during the six months ended June 30, 2024 in connection with the following transactions:

•
The Company issued 0.3 million common shares in connection with the vesting of RSUs under its long term incentive plan;
•
The Company issued 0.1 million common shares related to the acquisition of certain franchise stores in Ontario; and
•
The Company issued 1.1 million common shares valued at $3.3 million as part of the consideration for the Lightbox Transaction.

The Company did not repurchase any common shares for cancellation during the period.

As at August 1, 2024, a total of 265.1 million common shares were outstanding.

Cash Flow Summary

	Three months ended June 30		Six months ended June 30
($000s)	2024	2023	2024	2023
Cash provided by (used in):
Operating activities	4,702	(8,843)	8,003	(57,640)
Investing activities	(1,346)	(8,963)	(3,022)	(15,429)
Financing activities	(9,376)	(9,992)	(17,088)	(21,062)
Change in cash and cash equivalents	(6,020)	(27,798)	(12,107)	(94,131)

Cash Flow – Operating Activities

Net cash provided by operating activities was $4.7 million for the three months ended June 30, 2024 compared to $8.8 million used in operating activities for the three months ended June 30, 2023. The increase of $13.5 million was due to a decrease in net loss adjusted for non-cash items and the change in non-cash working capital, partially offset by proceeds received in the comparative period for the disposition of marketable securities. The change in non-cash working capital is comprised of changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable.

Net cash provided by operating activities was $8.0 million for the six months ended June 30, 2024 compared to $57.6 million used in operating activities for the six months ended June 30, 2023. The increase of $65.6 million was due to a decrease in net loss adjusted for non-cash items and the change in non-cash working capital, partially offset by proceeds received in the comparative period for the disposition of marketable securities and a decrease in interest received. The change in non-cash working capital is comprised of changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable.

Cash Flow – Investing Activities

Net cash used in investing activities was $1.3 million for the three months ended June 30, 2024 compared to $9.0 million used in investing activities for the three months ended June 30, 2023. The decrease of $7.7 million was primarily due to lower additions to equity-accounted investees and an increase in principal receipts from investments.

Net cash used in investing activities was $3.0 million for the six months ended June 30, 2024 compared to $15.4 million used in investing activities for the six months ended June 30, 2023. The decrease of $12.4 million was primarily due to lower additions to equity-accounted investees and an increase in principal receipts from investments, partially offset by acquisitions, net of cash acquired in the comparative period.

Cash Flow – Financing Activities

Net cash used in financing activities was $9.4 million for the three months ended June 30, 2024 compared to $10.0 million used in financing activities for the three months ended June 30, 2023. The decrease of $0.6 million was largely due to decreased payments on lease liabilities.

Net cash used in financing activities was $17.1 million for the six months ended June 30, 2024 compared to $21.1 million used in financing activities for the six months ended June 30, 2023. The decrease of $4.0 million was largely due to decreased payments on lease liabilities and no repurchases of common shares in the current period.

Free cash flow

Free cash flow is a specified financial measure that does not have standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures” section of this MD&A for further information. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

Free cash flow was negative $5.6 million for the three months ended June 30, 2024 compared to negative $18.5 million for the three months ended June 30, 2023. The increase of $12.9 million was mainly due to a decrease in net loss adjusted for non-cash items ($12.2 million) and a decrease in non-cash working capital ($7.9 million), partially offset by a decrease in proceeds received in the comparative period for the disposition of marketable securities ($3.4 million).

Free cash flow was negative $12.0 million for the six months ended June 30, 2024 compared to negative $78.6 million for the six months ended June 30, 2023. The increase of $66.6 million was mainly due to a decrease in net loss adjusted for non-cash items ($27.5 million), a decrease in non-cash working capital ($46.3 million) and a decrease in payments on lease liabilities ($2.4 million), partially offset by a decrease in proceeds received in the comparative period for the disposition of marketable securities ($3.5 million) and a decrease in interest received ($1.1 million).

Financial Instruments

Refer to note 22 in the Interim Financial Statements for additional information on the Company’s financial instruments and the related fair value estimates and disclosures.

Liquidity risks associated with financial instruments

Credit risk

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents, accounts receivable, and investments. The Company attempts to mitigate such exposure to its cash and cash equivalents by investing only in financial institutions with investment grade credit ratings or secured investments. The Company manages risk over its accounts receivable by issuing credit only to creditworthy counterparties. The Company limits its exposure to credit risk over its investments by ensuring the agreements governing the investments are secured in the event of counterparty default. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 and has calculated expected credit losses based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. The Company prepares forecasts to ensure sufficient liquidity to fulfil obligations and operating plans. Management believes its current capital resources will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses and future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

Market risk

Market risk is the risk that changes in market prices will affect the Company’s income or value of its holdings of financial instruments. The Company is exposed to market risk in that changes in market prices will cause fluctuations in the fair value of its marketable securities. The fair value of marketable securities is based on quoted market prices as the Company’s marketable securities are shares of publicly traded entities.

Regulatory risk

Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon compliance with regulatory requirements. Due to the nature of the industries in which the Company operates, the Company recognizes that regulatory requirements are more stringent and punitive in nature than most other sectors of the economy. Any delays in obtaining, or failure to obtain, regulatory approvals could significantly delay operational and/or product development and could have a material adverse effect on the Company’s business, results of operations, and financial condition. The Company is cognizant of the advent of regulatory changes in these industries on the city, provincial, and national levels in Canada and is aware of the effect that unforeseen regulatory changes in these industries could have on the goals and operations of the business as a whole.

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

A)
Commitments

The information presented in the table below reflects management’s estimate of the contractual maturities of the Company’s obligations at June 30, 2024.

($000s)	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	62,389	—	—	—	62,389
Lease liabilities	40,564	68,477	45,837	27,763	182,641
Financial guarantee liability	—	248	—	—	248
Total	102,953	68,725	45,837	27,763	245,278

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at June 30, 2024 of $2.5 million (December 31, 2023 – $2.5 million).

B)
Contingencies

From time to time, the Company and its subsidiaries are or may become involved in various legal claims and actions which arise in the ordinary course of their business and operations. While the outcome of any such claim or action is inherently uncertain, the Company believes that the losses that may result, if any, will not be material to the financial statements.

NON-IFRS FINANCIAL MEASURES

Certain specified financial measures in this MD&A including adjusted operating income (loss) and free cash flow are non-IFRS measures. These terms are not defined by IFRS Accounting Standards and, therefore, may not be comparable to similar measures reported by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS Accounting Standards.

Adjusted operating income (loss)

Adjusted operating income (loss) is a non-IFRS financial measure which the Company uses to evaluate its operating performance. Adjusted operating income (loss) provides information to investors, analysts, and others to aid in understanding and evaluating the Company’s operating results in a similar manner to its management team. The Company defines adjusted operating income (loss) as operating income (loss) less restructuring costs (recovery), goodwill and intangible asset impairments and asset impairments triggered by restructuring activities.

The following tables reconcile adjusted operating income (loss) to operating income (loss) for the periods noted.

($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended June 30, 2024
Operating income (loss)	8,481	3,902	(1,916)	8,456	(23,757)	(4,834)
Adjustments:
Restructuring costs (recovery)	—	—	—	—	221	221
Adjusted operating income (loss)	8,481	3,902	(1,916)	8,456	(23,536)	(4,613)

($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Six months ended June 30, 2024
Operating income (loss)	10,661	2,860	(1,025)	21,535	(43,242)	(9,211)
Adjustments:
Restructuring costs	—	—	255	—	(123)	132
Adjusted operating income (loss)	10,661	2,860	(770)	21,535	(43,365)	(9,079)

($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended June 30, 2023
Operating income (loss)	8,207	2,335	(14,206)	(1,660)	(24,242)	(29,566)
Adjustments:
Restructuring costs	—	—	1,282	—	2,760	4,042
Adjusted operating income (loss)	8,207	2,335	(12,924)	(1,660)	(21,482)	(25,524)

($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Six months ended June 30, 2023
Operating income (loss)	6,257	2,257	(33,038)	7,077	(44,323)	(61,770)
Adjustments:
Restructuring costs	—	—	1,371	—	4,207	5,578
Intangible asset impairments	—	—	807	—	—	807
Adjusted operating income (loss)	6,257	2,257	(30,860)	7,077	(40,116)	(55,385)

Free cash flow

Free cash flow is a non-IFRS financial measure which the Company uses to evaluate its financial performance. Free cash flow provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company’s ability to generate positive cash flows as it removes cash used for non-operational items. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

The following table reconciles free cash flow to change in cash and cash equivalents for the periods noted.

	Three months ended June 30		Six months ended June 30
($000s)	2024	2023	2024	2023
Change in cash and cash equivalents	(6,020)	(27,798)	(12,107)	(94,131)
Adjustments
Repurchase of common shares	—	—	—	1,536
Changes to long-term investments	(1,235)	9,318	(1,536)	17,691
Acquisitions, net of cash acquired	1,654	—	1,654	(3,695)
Free cash flow	(5,601)	(18,480)	(11,989)	(78,599)

RELATED PARTIES

SunStream is a joint venture in which the Company has a 50% ownership interest and is a related party due to it being classified as a joint venture of the Company. SunStream is a private company, incorporated under the Business Corporations Act (Alberta), which provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. Capital contributions to the joint venture and distributions received from the joint venture are classified as related party transactions.

A member of key management personnel (Tank Vander – President, Liquor Retail) jointly controls a company that owns property leased to SNDL for one of its retail liquor stores. The lease term is from November 1, 2017 to October 31, 2027 and includes extension terms from November 1, 2027 to October 31, 2032 and November 1, 2032 to October 31, 2037. Monthly rent for the location includes base rent, common area costs and sign rent. The rent amounts are subject to increases in accordance with the executed lease agreement. For the six months ended June 30, 2024, the Company paid $83.4 in total rent with respect to this lease (six months ended June 30, 2023 – $83.4).

OFF BALANCE SHEET ARRANGEMENTS

As at June 30, 2024, the Company did not have any off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company makes assumptions in applying critical accounting estimates that are uncertain at the time the accounting estimate is made and may have a significant effect on its consolidated financial statements. Critical accounting estimates include the classification and recoverable amounts of cash generating units, value of inventory, estimating potential future returns on revenue, convertible instruments, value of investments, value of equity-accounted investees, value of leases, acquisitions and fair value of assets acquired and liabilities assumed in a business combination. Critical accounting estimates are based on variable inputs including but not limited to:

•
Demand for cannabis for recreational and medical purposes;
•
Price of cannabis;
•
Expected cannabis sales volumes;
•
Demand for liquor;
•
Price of liquor;
•
Expected liquor sales volumes;
•
Changes in market interest and discount rates;
•
Future development and operating costs;
•
Costs to convert harvested cannabis to finished goods;
•
Expected yields from cannabis plants;
•
Potential returns and pricing adjustments; and

•
Market prices, volatility and discount rates used to determine fair value of equity-accounted investees.

Changes in critical accounting estimates can have a significant effect on profit or loss as a result of their impact on revenue, costs of sales, provisions and impairments. Changes in critical accounting estimates can have a significant effect on the valuation of biological assets, inventory, property, plant and equipment, provisions and derivative financial instruments.

For a detailed discussion regarding the Company’s critical accounting policies and estimates, refer to the notes to the Audited Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

The International Accounting Standards Board and the IFRS Interpretations Committee regularly issue new and revised accounting pronouncements which have future effective dates and therefore are not reflected in the Company’s consolidated financial statements. Once adopted, these new and amended pronouncements may have an impact on the Company’s consolidated financial statements. The Company’s analysis of recent accounting pronouncements is included in the notes to the Audited Financial Statements.

RISK FACTORS

In addition to the risks described elsewhere in this document, for a detailed discussion regarding the Company’s risk factors, refer to the “Risk Factors” section of the AIF.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has designed disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in such securities legislation.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2024. Based upon evaluation of the Company’s disclosure controls and procedures as of June 30, 2024, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as June 30, 2024, due to a material weakness described in our MD&A for the year ended December 31, 2023.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Refer to our MD&A for the year ended December 31, 2023, for a discussion regarding our internal control over financial reporting and the material weakness identified.

REMEDIATION

Management has implemented and continues to implement measures designed to ensure that control deficiencies are remediated, such that these controls are designed, implemented, and operating effectively. The remediation actions include:

•
continuing to strengthen procedures and controls related to the provisioning of and periodic review of user access to IT systems;
•
enhancing the timeliness and precision of executing user access reviews;
•
working with our advisors to continue to assist with process improvements and strengthening of controls over financial systems; and
•
augmentation of our internal audit staff with the hiring of 3 qualified personnel to leverage co-sourcing with external advisors to enhance the effectiveness and scope of our internal audit function.

At August 1, 2024 the above remediation measures are in progress but will not be considered remediated until the updated controls operate for a sufficient period of time, and management has concluded through testing, that these controls are operating effectively.

The Company is pursuing remediation of the above material weakness during the 2024 fiscal year.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Except for the remediation activities described above, as of June 30, 2024, there have been no other changes in our internal control over financial reporting (as defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended June 30, 2024, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ABBREVIATIONS

The following provides a summary of common abbreviations used in this document:

Financial and Business Environment
$ or C$	Canadian dollars
U.S.	United States
US$	United States dollars

FORWARD-LOOKING INFORMATION

This MD&A may contain forward-looking information concerning the Company’s business, operations and financial performance and condition, as well as the Company’s plans, objectives and expectations for its business operations and financial performance and condition, such as the expected acquisition of certain assets from Lightbox. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would”, and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements include, but are not limited to, statements about:

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the Company’s strategy;
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expectations with respect to retail and investment operations;
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expectations with respect to the Restructuring Project, including the costs and savings associated therewith and the timing thereof;
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the impact of consolidating cannabis segments;
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expectations with respect to the CCAA Proceedings involving Indiva, including the timing of closing;
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the value of the credit bid and cash consideration payable by the Company under the Bid Agreement;
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the Company’s share repurchase program;
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expectations with respect to sales to provincial boards;
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the Company’s ability to adjust its capital resources;

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the Company’s liquidity needs, including its ability to source its liquidity requirements;
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the sufficiency of the Company’s capital resources;
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risks associated with financial instruments and the methods by which the Company manages such risks;
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expectations with respect to various contingencies, including the impact of such on the Company’s financial statements;
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the impact of changes to critical accounting estimates and new accounting pronouncements; and
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expectations with respect to remediation measures to control deficiencies.

Although the forward-looking statements contained in this MD&A are based on assumptions that the Company believes are reasonable, you are cautioned that actual results and developments (including Company results of operations, financial condition and liquidity, and the development of the industry in which the Company operates) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods.

These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. As a result, any or all of the forward-looking information in this MD&A may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section titled “Risk Factors” in the AIF and otherwise described in this MD&A. Readers of this MD&A are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this MD&A and, except as required by applicable law, the Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with applicable securities regulators, including the Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), after the date of this MD&A.

This MD&A contains estimates, projections and other information concerning the Company’s industry, its business and the markets for its products. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, the Company obtained this industry, business, market and other data from its own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. Certain statements included in this MD&A may be considered “financial outlook” for purposes of applicable securities laws, and such financial outlook may not be appropriate for purposes other than this MD&A. The purpose of the financial outlook is to provide readers with disclosure of the Company’s reasonable expectations of its anticipated results. The financial outlook is provided as of the date of this MD&A.

In addition, assumptions and estimates of the Company’s and industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” in the AIF and elsewhere in this MD&A. These and other factors could cause the Company’s future performance to differ materially from the Company’s assumptions and estimates. Readers of this MD&A are cautioned against placing undue reliance on forward-looking statements.

Further information regarding the assumptions and risks inherent in the making of forward-looking statements can be found in the AIF, along with the Company’s other public disclosure documents. Copies of the AIF and other public disclosure documents are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s most recent AIF, can be viewed under the Company’s profile on SEDAR+ at www.sedarplus.ca, on the EDGAR section of the SEC’s website at www.sec.gov, or on the Company’s website at www.sndl.com. The information on or accessible through our website is not part of and is not incorporated by reference into this MD&A, and the inclusion of our website address in this MD&A is only for reference.